UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

On April 18, 2014, Ambow Education Holding Ltd. (“Ambow” or the “Company”) announced an update on its provisional liquidation proceeding.

The joint provisional liquidators of the Company (the “JPLs”) have filed with the Grand Court of the Cayman Islands (the “Cayman Court”) on April 17, 2014 a summons seeking sanction of the contemplated restructuring plan negotiated with China Education Investment Holding Limited (“CEIHL”) and other relevant stakeholders of the Company.  The JPLs hope to schedule a hearing on the application shortly thereafter.

The JPLs have also negotiated an interim agreement between CEIHL and the Company under which CEIHL will agree in principle to cause the group’s (the “Group”) existing onshore financing for RMB50 million due April 20, 2014 (the “April 20 Onshore Financing”), to be purchased from the counterparty in the People’s Republic of China (“PRC”) and forbear enforcement and extend the due date for this financing to April 30, 2014 (which is also the due date of the Group’s other onshore financing arrangement of RMB33 million (the “April 30 Onshore Financing”; together, the “April Onshore Financings”)).  If sanction of the restructuring plan is obtained in the week of April 21, 2014, as the JPLs intend to seek, the definitive documents for the restructuring will provide for the longer term amendment and extension, or refinancing, of the April Onshore Financings to remove the imminent risk of default and enforcement of the security and guarantees that have been granted in favor of these financings.   If the definitive terms and documentation for the restructuring cannot be agreed before April 30, 2014, when both of the April Onshore Financings will fall due, or if the sanction hearing is otherwise delayed for any reason beyond April 30, there is not at present a definitive agreement between the Company and CEIHL with respect to whether CEIHL will cause a further forbearance and extension of the due date of the April 20 Onshore Financing or a purchase or refinancing of the April 30 Onshore Financing.  As a result, the JPLs cannot presently assure you that there will be no default of either or both of the April Onshore Financings at April 30, 2014.  As the JPLs have stated previously, they believe that severely adverse consequences to the Group and the Company’s stakeholders could ensue if default and enforcement under these onshore financings were to occur.

The JPLs caution that aspects of the definitive terms and conditions and final documentation for the restructuring plan are still under active negotiation among the Company, CEIHL and other relevant stakeholders.  The JPLs intend to make an appropriate announcement if further developments crystalize with regard to the completion of negotiations for the restructuring and scheduling of the sanction hearing before the Cayman Court.  Among other things, if the sanction hearing is duly contested by a creditor or shareholder of the Company with standing to do so, sanction of the restructuring plan, discharge of the JPLs and the provisional liquidation proceeding and entry into the definitive documentation for the restructuring plan may be delayed significantly or prevented.  The JPLs cannot guarantee that negotiation of the restructuring plan and definitive documentation will be completed or that sanction of the Cayman Court will be obtained.

2

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Neither the Company nor the Joint Provisional Liquidators undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

	By:	/s/ Wing Sze Tiffany Wong
	Name:	Wing Sze Tiffany Wong (without personal liability)
	Title:	Joint Provisional Liquidator

Date: April 18, 2014

4